Exhibit 99.1

Item 3.	Key Information

Selected Financial Data

The acquisition of equity interest of China Metro-Rural Limited has been accounted for as a combination of entities under common control in a manner similar to pooling of interests as both the Company and China Metro-Rural Limited were controlled by Mr. Cheng Chung Hing, Ricky immediately prior to and immediately after the Merger. On this basis, the consolidated financial statements of China Metro-Rural Holdings Limited for periods prior to the Merger have been restated to include, to the extent of the equity interest of China Metro-Rural Limited held by Mr. Cheng Chung Hing, Ricky, the assets and liabilities and results of operations of China Metro-Rural Limited for those periods as if China Metro-Rural Holdings Limited had been the holding company of China Metro-Rural Limited at the beginning of the financial period reported in the consolidated financial statements or when the Company and China Metro-Rural Limited came under common control by Mr. Cheng Chung Hing, Ricky, whichever is later, and all assets and liabilities of China Metro-Rural Limited have been stated at historical carrying amounts. The acquisition by the Company of interest owned by all the shareholders of China Metro, including Mr. Cheng, was treated as an equity transaction at the completion date of the Merger.

On July 28, 2010, the Company declared a dividend to its shareholders which was satisfied by way of distribution in specie of the entire equity interest in Man Sang International Limited, or MSIL, held by the Company, represented approximately 494 million ordinary shares of MSIL, or the Distribution, and was completed in August 2010. Upon the completion of the Distribution, the Group no longer held any interests in MSIL and has discontinued its pearls and real estate businesses, or the Discontinued Operations, which was previously operated through MSIL. The summary of consolidated income statement re-presents the results of continuing operations, where the results of MSIL are accounted for as discontinued operations net of taxation for all years presented.

The selected consolidated statements of operation data presents the results for the five years ended March 31, 2010, 2009, 2008, 2007 and 2006 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The Company’s historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data below should be read in conjunction with our consolidated financial statements and notes thereto, “Item 5. Operating and Financial Review and Prospects” below, and the other information contained in Exhibit 99.4 to this Form 6-K.

The selected consolidated income statements for the years ended March 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included elsewhere in Exhibit 99.6 to this Form 6-K. The selected consolidated income statements for the years ended March 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

	For the years ended March 31,
	2010		2009		2008		2007		2006
	(As restated)		(As restated)		(As restated)		(As restated)		(As restated)
	(HK$ in thousands)
Income Statements Data:
Continuing operation:
Revenue		337,659		1,044		—		—		—
Cost of sales		(209,415)		(664)		—		—		—

Gross profit		128,244		380		—		—		—
Other income, net		36,154		1,276		758		—		—
Other (losses)/gains, net		(146)		132,537		—		—		—
Selling expenses		(8,276)		(10,890)		(6,472)		—		—
Administrative expenses		(59,676)		(31,496)		(20,487)		(5,210)		(5,135)
Increase in fair values of investment properties and investment properties under construction		155,631		6,556		23,392		—		—

Operating profit/(loss)		251,931		98,363		(2,809)		(5,210)		(5,135)
Finance income		365		1,879		1,729		405		465

Profit/(loss) before income tax		252,296		100,242		(1,080)		(4,804)		(4,670)
Income tax expenses		(86,558)		(26,724)		(4,548)		—		—

Profit/(loss) for the year from continuing operation		165,738		73,518		(5,628)		(4,804)		(4,670)
Discontinued operations:
(Loss)/profit for the year from discontinued operations, net of tax		(24,189)		(140,336)		407,559		62,645		45,864

Profit/(loss) for the year		141,549		(66,818)		401,931		57,841		41,194

Attributable to:
Equity holders of the Company		171,408		42,540		93,850		27,638		19,507
Non-controlling interests		(29,859)		(109,358)		308,081		30,203		21,687

		141,549		(66,818)		401,931		57,841		41,194

Earnings per share from continuing and discontinued operations attributable to equity holders of the Company during the year:
Basic earnings per share
From continuing operation	HK$	2.60	HK$	1.16	HK$	(0.08)	HK$	(0.08)	HK$	(0.07)
From discontinued operations	HK$	0.08	HK$	(0.49)	HK$	1.55	HK$	0.51	HK$	0.38

	HK$	2.68	HK$	0.67	HK$	1.47	HK$	0.43	HK$	0.31

Diluted earnings per share
From continuing operation	HK$	2.60	HK$	1.16	HK$	(0.08)	HK$	(0.08)	HK$	(0.08)
From discontinued operations	HK$	0.08	HK$	(0.49)	HK$	1.50	HK$	0.50	HK$	0.38

	HK$	2.68	HK$	0.67	HK$	1.42	HK$	0.42	HK$	0.30

The following table sets forth selected statements of financial position data as of the dates indicated. The selected consolidated statements of financial position data as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to this Form 6-K. The selected consolidated statement of financial position data as of March 31, 2008, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

	As of March 31,
	2010	2009	2008	2007	2006
	(As restated)	(As restated)	(As restated)	(As restated)	(As restated)
	(HK$ in thousands)
Statements of Financial Position Data:
Total non-current assets	1,481,913	1,213,858	1,401,260	338,858	244,676
Total current assets	1,996,151	1,609,514	1,731,969	422,191	435,919
Total assets	3,478,064	2,823,372	3,133,229	761,049	680,595
Total current liabilities	1,159,000	1,008,163	1,128,802	42,628	35,859
Total non-current liabilities	461,503	415,986	529,081	14,618	12,256
Total liabilities	1,620,503	1,424,149	1,657,883	57,246	48,115
Total equity	1,857,561	1,399,223	1,475,346	703,803	632,480

The following table sets forth selected income statements data of the Discontinued Operations for the five years ended March 31, 2010, 2009, 2008, 2007 and 2006 on the basis of International Financial Reporting Standards as issued by the International Accounting Standards Board. The selected income statements data of the Discontinued Operations for the years ended March 31, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to this Form 6-K. The selected income statements data of the Discontinued Operations for the years ended March 31, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

	For the years ended March 31,
	2010		2009		2008		2007		2006
	(HK$ in thousands)
Income Statements Data of the Discontinued Operations:
Revenue		339,379		359,734		640,493		402,503		381,659
Cost of sales		(276,602)		(226,422)		(363,483)		(285,580)		(272,442)

Gross profit		62,777		133,312		277,010		116,923		109,217
Other income and gains/(losses), net		16,776		(9,783)		(41,890)		26,407		5,584
Expenses		(114,073)		(141,100)		(114,120)		(84,481)		(71,840)
(Decrease)/increase in fair values of investment properties and investment properties under construction		(3,991)		(184,572)		456,515		1,957		40

Operating (loss)/profit		(38,511)		(202,143)		577,515		60,806		43,001
Finance income—net		238		9,729		17,296		8,988		6,674
Share of results of an associate		48		(53)		(7)		—		—

(Loss)/profit before income tax		(38,225)		(192,467)		594,804		69,794		49,675
Income tax credits/(expenses)		14,036		52,131		(187,245)		(7,149)		(3,811)

(Loss)/profit for the year		(24,189)		(140,336)		407,559		62,645		45,864

Attributable to:
Equity holders of the Company		5,504		(30,978)		99,478		32,442		24,177
Non-controlling interests		(29,693)		(109,358)		308,081		30,203		21,687

		(24,189)		(140,336)		407,559		62,645		45,864

Earnings per share for profit from the Discontinued Operations attributable to equity holders of the Company during the year
Basic	HK$	0.08	HK$	(0.49)	HK$	1.55	HK$	0.51	HK$	0.38

Diluted	HK$	0.08	HK$	(0.49)	HK$	1.50	HK$	0.50	HK$	0.38

The following table sets forth selected statements of financial position data of the Discontinued Operations as of the dates indicated. The selected statements of financial position data of the Discontinued Operations as of March 31, 2010 and 2009 have been derived from our audited consolidated financial statements included in Exhibit 99.6 to this Form 6-K. The selected statements of financial position data of the Discontinued Operations as of March 31, 2008, 2007 and 2006 have been derived from our unaudited consolidated financial statements.

	As of March 31,
	2010	2009	2008	2007	2006
	(HK$ in thousands)
Statements of Financial Position Data of the Discontinued Operations:
Total non-current assets	1,015,399	1,132,000	1,253,535	338,858	244,676
Total current assets	1,059,250	946,309	1,082,849	421,531	416,971
Total assets	2,074,649	2,078,309	2,336,384	760,389	661,647
Total current liabilities	722,506	598,364	566,799	40,027	32,617
Total non-current liabilities	107,907	206,634	321,502	14,618	12,256
Total liabilities	830,413	804,998	888,301	54,645	44,873
Total equity	1,244,236	1,273,311	1,448,083	705,744	616,774

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